U.S. SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (AMENDMENT NO.     )

                                    SYCONET.COM, INC.

                                      COMMON STOCK

                                       87122R 10 0
                                      (CUSIP NUMBER)


                             2240 Shelter Island Dr., Suite 202
                                    San Diego, CA  92106


                (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                   September 11, 2002

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  ANNE MORRISON , Social Security
No.: ###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):  OO
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  5,000,000
_____________________________________________________________________

8.  Shared Voting Power:
_____________________________________________________________________

9.  Sole Dispositive Power:  5,000,000
_____________________________________________________________________

10. Shared Dispositive Power:
_____________________________________________________________________

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  5,000,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  6.63%
_____________________________________________________________________

14.  Type of Reporting Person:  IN
_____________________________________________________________________

15.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Syconet.com, Inc.
Common Stock, $.001 par value
2240 Shelter Island Dr., Suite 202
San Diego, CA  92106

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name:  Anne Morrison
(b)  Address:  3744 Poe Street, San Diego, CA  92107
(c)  Consultant
(d)  None
(e)  No
(f)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Anne Morrison agreed to perform certain consulting services for the Issuer in exchange for 5,000,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting related to general business consulting, business strategy and marketing related to the ongoing operations of the Issuer's business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Anne Morrison acquired 5,000,000 of common shares of the Issuer on September 11, 2002. After Anne Morrison's acquisition of the aforementioned shares of the Issuer, such amount represented 6.63% of the total and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date:  October 1, 2002                                 /s/Anne Morrison